Michael C. Gazmarian, ext. 3020
mgazmarian@insteel.com
April 23, 2009
Via EDGAR Submission
United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549
Attention: Lisa Haynes

Re:	Form 10-K for the fiscal year ended September 27, 2008 Form 10-Q for the period ended December 27, 2008 File No. 001-09929
Ladies and Gentlemen:
     This letter is submitted in response to the comment contained in the letter dated April 16, 2009 from John Hartz of the Staff (the “Staff”) of the United States Securities and Exchange Commission (the “Commission”) to Michael C. Gazmarian, Vice President, Chief Financial Officer and Treasurer of Insteel Industries, Inc. (the “Company”) regarding the Company’s Form 10-K for the fiscal year ended September 27, 2008 (the “Form 10-K”) and Form 10-Q for the period ended December 27, 2008 (the “Form 10-Q”).
     The comment and response set forth below correspond with the comment and heading used in the Staff’s April 16, 2009 letter. The page number referred to in the response below references the applicable page of the Form 10-Q. Capitalized terms used but not otherwise defined herein have the meanings given them in the Form 10-K and/or Form 10-Q.
FORM 10-Q FOR THE PERIOD ENDED DECEMBER 27, 2008
Note 10 — Other Financial Data, page 15
1.
We note your responses to comments 16 and 17 from our comment letter dated March 19, 2009. Your Form 8-K filed on April 16, 2009 indicates that your net loss of $5.6 million for the first quarter ended December 27, 2008 has now grown to a net loss of $22 million for the six month period ended March 28, 2009. You disclose in your Form 8-K that the losses for the six month period are attributable to $23 million in pre-tax inventory write-downs as well as a reduction in shipments. You also disclose that your capacity utilization was approximately 35% for quarter ended March 28, 2009. It appears that these continuing downward trends in sales, utilization, and net losses could constitute significant adverse changes in your business climate that could affect the value of your long-lived assets (including property, plant and equipment). Please tell us how you considered the provisions of paragraph 8 of SFAS 144 in determining that, if true, an interim impairment assessment was not necessary as of your

1373 BOGGS DRIVE / MOUNT AIRY, NORTH CAROLINA 27030/ 336-786-2141 / FAX 336-786-2144

quarter ended March 28, 2009. Please also quantify for us how your actual operating results and cash flows through March 28, 2009 and your current estimates for the remainder of the fiscal year compared to the estimated operating results and cash flows for fiscal 2009 used in your impairment analysis for the year ended September 27, 2008.

Company Response
     Paragraph 8 of Statement of Financial Accounting Standards (“SFAS”) No. 144 provides that long-lived assets shall be tested for recoverability whenever events or changes in circumstances indicate that the carrying amount may not be recoverable. We considered the provisions of Paragraph 8 of SFAS No. 144, including the examples that are provided of such events or changes in circumstances, and concluded that an interim impairment assessment was not necessary as of our quarter ended March 28, 2009.
     As indicated in the table below, the Company has been consistently profitable and cash flow positive in recent years prior to the current year loss. Earnings from continuing operations rose to a record high $43.7 million in 2008. Over the previous five-year period, earnings from continuing operations averaged $31.8 million and net cash generated from continuing operating activities averaged $33.7 million. In contrast, the carrying value of the Company’s net property, plant and equipment was $67.1 million as of March 28, 2009.

						Five Year
						Average	Six Mos YTD
(In thousands, except for per share amounts)	2004	2005	2006	2007	2008	2004-2008	2009

Earnings (loss) from continuing operations	$32,035	$24,499	$34,377	$24,284	$43,717	$31,782	($21,981)

Net cash provided by operating activities of continuing operations	29,929	41,830	42,650	17,065	36,808	33,656	(16,491)

     The $22.0 million loss from continuing operations for the six months ended March 28, 2009 was primarily due to the collapse in steel prices that has occurred since September 2008 following the unprecedented escalation that took place earlier in the year. After doubling from January 2008 to August 2008, prices for steel wire rod, our primary raw material have subsequently fallen below the January 2008 levels. With raw material constituting the largest component of cost of sales (73% in 2008), the inventory write-downs and consumption of higher cost material in inventory are largely responsible for the current year loss. If we were to adjust our second quarter 2009 results to reflect current replacement costs for wire rod, we would have been profitable for the quarter with earnings slightly higher than the prior year period. We do not believe it would be appropriate to extrapolate future operating results based on our results for the first half of 2009 as the unfavorable impact of the high cost inventory is not ongoing in nature and has not altered our long-term financial outlook for the Company. We expect significant improvement in our financial results as the lower replacement costs for wire rod are reflected in cost of sales after the remainder of the high cost inventory has been consumed. In view of our recent historical profitability and cash flow, and the fact that there has been no change in our long-term financial outlook, we do not believe the current year loss provides sufficient basis for performing an impairment assessment at this time.
     With regard to the 35% capacity utilization level that was reported for the quarter ended March 28, 2009, demand for our products is correlated with the level of construction activity, particularly for nonresidential construction, which is inherently seasonal and cyclical. In addition, demand for our products can be significantly impacted by the inventory positions of our customers, as we have seen recently with the destocking measures that have been pursued in our markets. Finally, we recently completed a capital investment program totaling $45.4 million over the 2005 to 2008 period in which we significantly expanded and upgraded our manufacturing facilities. As market conditions improve, we plan on ramping up the operating levels of the asset additions that were made under this program. For these reasons, we do not believe the low utilization level for the second quarter constitutes an ongoing change in the extent or manner in which our long-lived assets are used that warrants interim impairment testing, particularly where the adjusted earnings for the quarter (reflecting current replacement costs for wire rod) are slightly higher than a year ago, even at the reduced operating levels.
     In response to your comment regarding an impairment assessment for the year ended September 27, 2008, no such assessment was performed in that we achieved record high earnings in 2008 and there were no events or changes in circumstances indicating that our long-lived assets should be tested for recoverability.
Closing
     The Company acknowledges that:
•	it is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	it may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
     We believe that our response appropriately addresses your comment. If you should have any questions regarding this letter, please call me at (336) 786-2141, ext. 3020.
Sincerely,
/s/ Michael C. Gazmarian
     Michael C. Gazmarian
     Vice President, Chief Financial Officer and Treasurer

cc:	H.O. Woltz III James F. Petelle Scot Jafroodi

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